UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
U.S.$3,000,000,000
0.375 per cent. Global Notes due 3 September 2025
Series No.: 1161-00-1

Filed pursuant to Rule 3 of Regulation AD
Dated: 3 September 2020

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$3,000,000,000 principal amount of 0.375 per cent. Global Notes due 3 September 2025 (Series No.: 1161-00-1) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 1 September 2020 (the "Pricing Supplement"), which was filed previously under a report of the ADB dated 1 September 2020. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 24 April 2020, was filed under a report of the ADB dated 24 April 2020.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2.   Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 1 September 2020, the ADB entered into a Terms Agreement, which was filed previously under a report of the ADB dated 1 September 2020, with Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank, J.P. Morgan Securities plc and Merrill Lynch International (the "Joint Lead Managers"), and the other managers named in the Terms Agreement (together

with the Joint Lead Managers, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally but not jointly agreed to purchase, a principal amount of the Notes aggregating U.S.$3,000,000,000 for an issue price of 99.556% of the principal amount less a management and underwriting fee of 0.125% of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 3 September 2020. The Managers propose to offer all the Notes to the public at the public offering price of 99.556%. The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Citigroup Global Markets Limited......................	U.S.$731,250,000
Crédit Agricole Corporate and Investment Bank	U.S.$731,250,000
J.P. Morgan Securities plc....................................	U.S.$731,250,000
Merrill Lynch International.................................	U.S.$731,250,000
ANZ Securities, Inc.	U.S.$15,000,000
BNP Paribas..	U.S.$15,000,000
Coöperatieve Rabobank U.A...............................	U.S.$15,000,000
DBS Bank Ltd..	U.S.$15,000,000
Natixis..	U.S.$15,000,000
Total..	U.S.$3,000,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 7, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.556%	0.125%	99.431%
Total	U.S.$2,986,680,000	U.S.$3,750,000	U.S.$2,982,930,000

Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers

              See Item 3.

Item 5.   Other Expenses of Distribution

Item	Amount
Legal Fees	U.S.$35,000*
Fees/Expenses of Independent Accountants	U.S.$1,500*
Listing Fees (Luxembourg)	U.S.$3,549*

              *   Asterisks indicate that expenses itemized above are estimates.

Item 6.   Application of Proceeds
              See the Prospectus, page 5.

Item 7.   Exhibits

              (a)   (i)   Prospectus relating to the Global Medium-Term Note Program
                            dated 28 April 2011, previously filed under a report of the ADB
                            dated 4 May 2011.

                     (ii)   Pricing Supplement dated 1 September 2020, previously filed under
                            a report of the ADB dated 1 September 2020.

              (b)   Copy of an opinion of counsel as to the legality of the Notes.

              (c)   (i)   Standard Provisions relating to the issuance of Notes by the ADB
                            under the Program dated as of 28 April 2011, previously filed
                            under a report of the ADB dated 4 May 2011, as amended in a
                            written notice of amendment dated February 23, 2018, previously
                            filed under a report of the ADB dated 24 January 2020.

                     (ii)   Terms Agreement dated 1 September 2020, previously filed under a
                            report of the ADB dated 1 September 2020.

              (d)   (i)   Information Statement dated 24 April 2020, previously filed under
                            a report of the ADB dated 24 April 2020.

(ii) Prospectus and Pricing Supplement (see (a) above).

CLEARY GOTTLIEB STEEN & HAMILTON LLP

One Liberty Plaza
New York, NY 10006-1470
T: +1 212 225 2000
F: +1 212 225 3999

clearygottlieb.com

WASHINGTON, D.C. · PARIS · BRUSSELS · LONDON · MOSCOW
FRANKFURT · COLOGNE · ROME · MILAN · HONG KONG
BEIJING · BUENOS AIRES · SÃO PAULO · ABU DHABI · SEOUL

D: +1 212 225 2864
jkarpf@cgsh.com

THOMAS J MOLONEY
STEVEN M LOEB
CRAIG B BROD
NICOLAS GRABAR
HOWARD S ZELBO
DAVID E BRODSKY
RICHARD J COOPER
JEFFREY S LEWIS
PAUL J SHIM
STEVEN L WILNER
ANDRES DE LA CRUZ
DAVID C LOPEZ
MICHAEL A GERSTENZANG
LEV L DASSIN
NEIL Q WHORISKEY
JORGE U JUANTORENA
MICHAEL D WEINBERGER
DAVID LEINWAND
DIANA L WOLLMAN
JEFFREY A ROSENTHAL
MICHAEL D DAYAN
CARMINE D BOCCUZZI, JR
JEFFREY D KARPF
KIMBERLY BROWN BLACKLOW
ROBERT J RAYMOND
SUNG K KANG
SANDRA L FLOW
FRANCISCO L CESTERO
FRANCESCA L ODELL
WILLIAM L MCRAE
JASON FACTOR
JOON H KIM
MARGARET S PEPONIS
LISA M SCHWEITZER
JUAN G GIRALDEZ

DUANE MCLAUGHLIN
BREON S PEACE
CHANTAL E KORDULA
BENET J O'REILLY
ADAM E FLEISHER
SEAN A O'NEAL
GLENN P MCGRORY
MATTHEW P SALERNO
MICHAEL J ALBANO
VICTOR L HOU
ROGER A COOPER
AMY R SHAPIRO
JENNIFER KENNEDY PARK
ELIZABETH LENAS
LUKE A BAREFOOT
JONATHAN S KOLODNER
DANIEL ILAN
MEYER H FEDIDA
ADRIAN R LEIPSIC
ELIZABETH VICENS
ADAM J BRENNEMAN
ARI D MACKINNON
JAMES E LANGSTON
JARED GERBER
COLIN D LLOYD
COREY M GOODMAN
RISHI ZUTSHI
JANE VANLARE
DAVID H HERRINGTON
KIMBERLY R SPOERRI
AARON J MEYERS
DANIEL C REYNOLDS
ABENA A MAINOO
HUGH C CONROY, JR
JOSEPH LANZKRON

MAURICE R GINDI
KATHERINE R REAVES
RAHUL MUKHI
ELANA S BRONSON
MANUEL SILVA
KYLE A HARRIS
LINA BENSMAN
ARON M ZUCKERMAN
RESIDENT PARTNERS

SANDRA M ROCKS
JUDITH KASSEL
PENELOPE L CHRISTOPHOROU
BOAZ S MORAG
MARY E ALCOCK
HEIDE H ILGENFRITZ
KATHLEEN M EMBERGER
AVRAM E LUFT
ANDREW WEAVER
HELENA K GRANNIS
JOHN V HARRISON
CAROLINE F HAYDAY
NEIL R MARKEL
KENNETH S BLAZEJEWSKI
LAURA BAGARELLA
JONATHAN D W GIFFORD
SUSANNA E PARKER
DAVID W S YUDIN
RESIDENT COUNSEL

LOUISE M PARENT
OF COUNSEL

3 September 2020

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the several Managers (the "Managers") named in the terms agreement dated as of 1 September 2020 between the Asian Development Bank (the "ADB") and the Managers, in connection with the offering by the ADB of U.S.$3,000,000,000 principal amount of 0.375 per cent. Global Notes due 3 September 2025 (Series No. 1161-00-1) (the "Notes") pursuant to the ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of the ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the prospectus dated 28 April 2011 relating to the Program (as amended and supplemented and including the documents incorporated by reference therein) and the pricing supplement dated 1 September 2020;

(b) the standard provisions dated as of 28 April 2011 (as amended through the date hereof) relating to the issuance of Notes by the ADB;

(c) an executed copy of the uniform fiscal agency agreement dated as of 20 July 2006, the letter of agreement dated 20 July 2006 from the ADB to the Federal Reserve Bank of New York ("FRBNY") and the letter of acknowledgment dated 8 August 2006 from the FRBNY to the ADB;

(d) the letter of instruction dated 1 September 2020 from the ADB to the FRBNY, authorizing and requesting delivery of the Notes; and

(e) the opinion of the General Counsel of the ADB dated 3 September 2020 delivered to the Managers in connection with the offering of the Notes and the opinion of the General Counsel of the ADB dated 9 May 2011 in connection with the commencement of the Program.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the ADB and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly issued, delivered in book-entry form to or on behalf of the Managers and paid for, will constitute the valid, binding and enforceable obligations of the ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of the ADB, (a) we have assumed that the ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Managers in our capacity as counsel to the Managers, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. Notwithstanding the foregoing, you may furnish a copy of this opinion letter (with notice to us, which shall be given before furnishing such copy, when practicable) (a) if required by any applicable law or regulation, (b) to any regulatory authority having jurisdiction over you if required by such authority or (c) in connection with any actual or

threatened claim against you relating to the offering of the Notes if required to assist you in establishing defenses under applicable securities laws, it being understood and agreed that we assume no duty or liability whatsoever to any person furnished this letter in accordance with this sentence and that any such person is not entitled to rely on this letter in any manner as a result of being furnished this letter or for any other reason. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP



By _____

Jeffrey Karpf, a Partner